SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15 )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg	Bernice E. Lavin
NEAL, GERBER & EISENBERG	2525 Armitage Avenue
Two North LaSalle Street, Suite 2200	Melrose Park, IL 60160
Chicago, Illinois 60602	(708) 450-3101
(312) 269-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013068101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernice E. Lavin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 8,245,937 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,483,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,245,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 9.05%
14	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares” or “Common Stock”)
Name and Address of Issuer:	Alberto-Culver Company (the “Company”)
2525 Armitage Avenue
Melrose Park, IL 60160

Item 2. Identity and Background.

(a)	Name of Person Filing:	Bernice E. Lavin (“Lavin”)
(b)	Address:	c/o Bernice E. Lavin
2525 Armitage Avenue
Melrose Park, IL 60160
(c)	Principal Business:	Lavin, an individual, is retired.
(d)	Prior Criminal Convictions:	None
(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None
(f)	Citizenship/Organization:	U.S. Citizen

Item	3. Source and Amount of Funds or Other Consideration.

On February 1, 2005 the (i) Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”), to which Lavin shares voting and investment power, sold 340,639 shares of Common Stock at a price of $52.25 per share and (ii) Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”), to which Lavin shares voting and investment power sold 659,361 shares of Common Stock at a price of $52.25. On January 17, 2005 (i) the LHL Trust contributed 688,265 shares of Common Stock to the 1947 Limited Partnership (the “1947 Limited Partnership”), to which the LHL Trust shares voting power and has no investment power; and (ii) the BEL Trust contributed 688,265 shares of Common Stock to the 1947 Limited Partnership, to which the BEL Trust shares voting power and has no investment power.

Item	4. Purpose of Transaction.

The transactions were for the Lavin family’s personal financial and estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of Common Stock Beneficially Owned: 8,245,937 shares of Common Stock total; 500,000 shares of Common Stock held as co-trustee of the BEL Trust; 500,000 shares of Common Stock held as co-trustee of the LHL Trust; 5,762,530 shares of Common Stock held by the LHL Trust and BEL Trust as limited partners of the 1947 Limited Partnership; 150,300 shares of Common Stock held as co-trustee of a trust for the benefit of Carol L. Bernick; 320,040 shares of Common Stock held as co-trustee of various trusts for the benefit of her grandchildren; 1,013,067 shares of Common Stock held by the Lavin Family Foundation, a private charitable foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

	(ii)	Percentage of Common Stock Beneficially Owned: 9.05% total: .55% as co-trustee of the BEL Trust; .55% as co-trustee of the LHL Trust; 6.32% as a limited partner to the 1947 Limited Partnership; .16% as co-trustee of a trust for the benefit of Mrs. Bernick; .35% as co-trustee of trusts for the benefit of Lavin’s grandchildren and 1.11% by the Lavin Family Foundation (based upon 91,165,470 shares of Common Stock outstanding as of December 31, 2004).

(b)	Number of Shares of Common Stock as to Which Lavin Has:

		(i)	Sole power to vote: 0
		(ii)	Shared power to vote: 8,245,937[1]
		(iii)	Sole power to dispose: 0
		(iv)	Shared power to dispose: 2,483,407[1]

1	The 8,245,937 shares of Common Stock held by Lavin and reflected as shared power to vote include 500,000 shares of Common Stock held by the BEL Trust; 500,000 shares of Common Stock held by the LHL Trust; 5,762,530 shares of Common Stock held by the LHL Trust and BEL Trust as limited partners of the 1947 Limited Partnership, 150,300 shares of Common Stock by a trust for the benefit of Mrs. Bernick, 320,040 shares of Common Stock held by trusts for the benefit of her grandchildren and 1,013,067 shares of Common Stock held by the Lavin Family Foundation. Lavin does not have the power to dispose of the 5,762,530 shares of Common Stock held by the 1947 Limited Partnership.

Lavin shares the power to vote 500,000 shares of Common Stock held by the BEL Trust; 500,000 shares of Common Stock held by the LHL Trust; 5,762,530 shares of Common Stock held by the 1947 Limited Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote the 150,300 shares of Common Stock held by a trust for the benefit of Mrs. Bernick and the 320,040 shares of Common Stock held by a trust for the benefit of her grandchildren with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

CUSIP NO. 013068101	13D	Page 5 of 5 Pages

	(i)	Name of Person:	(1)	Leonard H. Lavin
			(2)	Carol L. Bernick

	(ii)	Address:	(1)	and 2525 Armitage Avenue
			(2)	Melrose Park, Illinois 60160

	(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman Emeritus of the Company
			(2)	Carol L. Bernick, an individual, is a Director and Chairman of the Company.

	(iv)	Prior Criminal Convictions:	None.

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

	(vi)	Citizenship/Organization:	U.S. Citizen.

(c)	None, except as reported in Item 3 above.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2005

Signature:	/S/ BERNICE E. LAVIN
Name/Title:	Bernice E. Lavin, individually; as trustee or co-trustee of various trusts and as an officer of the Lavin Family Foundation.